Exhibit 99.1

Case 1:19-cv-01385-UNA    Document 1    Filed 07/25/19    Page 1 of 13 PageID #: 1

UNITED STATES DISTRICT COURT

DISTRICT OF DELAWARE

ERIC SABATINI, Individually and On Behalf	)
of All Others Similarly Situated,	)
)
Plaintiff,	)	Case No.
)
v.	)	JURY TRIAL DEMANDED
)
DEL FRISCO’S RESTAURANT GROUP,	)	CLASS ACTION
INC., IAN R. CARTER, NORMAN J.	)
ABDALLAH, PAULINE J. BROWN,	)
DAVID B. BARR, WILLIAM LAMAR JR.,	)
and JOE REECE,	)
)
Defendants.	)

COMPLAINT FOR VIOLATION OF THE SECURITIES EXCHANGE ACT OF 1934

Plaintiff, by his undersigned attorneys, for this complaint against defendants, alleges upon personal knowledge with respect to himself, and upon information and belief based upon, inter alia, the investigation of counsel as to all other allegations herein, as follows:

NATURE OF THE ACTION

1. This action stems from a proposed transaction announced on June 24, 2019 (the “Proposed Transaction”), pursuant to which Del Frisco’s Restaurant Group, Inc. (“Del Frisco’s” or the “Company”) will be acquired by L Catterton, Harlan Parent, Inc., and Harlan Merger Sub, Inc. (collectively, “L Catterton”).

2. On June 23, 2019, Del Frisco’s Board of Directors (the “Board” or “Individual Defendants”) caused the Company to enter into an agreement and plan of merger (the “Merger Agreement”) with L Catterton. Pursuant to the terms of the Merger Agreement, Del Frisco’s stockholders will receive $8.00 in cash for each share of Del Frisco’s common stock they own.

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3. On July 23, 2019, defendants filed a proxy statement (the “Proxy Statement”) with the United States Securities and Exchange Commission (the “SEC”) in connection with the Proposed Transaction.

4. The Proxy Statement omits material information with respect to the Proposed Transaction, which renders the Proxy Statement false and misleading. Accordingly, plaintiff alleges herein that defendants violated Sections 14(a) and 20(a) of the Securities Exchange Act of 1934 (the “1934 Act”) in connection with the Proxy Statement.

JURISDICTION AND VENUE

5. This Court has jurisdiction over the claims asserted herein pursuant to Section 27 of the 1934 Act because the claims asserted herein arise under Sections 14(a) and 20(a) of the 1934 Act and Rule 14a-9.

6. This Court has jurisdiction over defendants because each defendant is either a corporation that conducts business in and maintains operations within this District, or is an individual with sufficient minimum contacts with this District so as to make the exercise of jurisdiction by this Court permissible under traditional notions of fair play and substantial justice.

7. Venue is proper under 28 U.S.C. § 1391(b) because a substantial portion of the transactions and wrongs complained of herein occurred in this District.

PARTIES

8. Plaintiff is, and has been continuously throughout all times relevant hereto, the owner of Del Frisco’s common stock.

9. Defendant Del Frisco’s is a Delaware corporation and maintains its principal executive offices at 2900 Ranch Trail, Irving, Texas 75063. Del Frisco’s common stock is traded on the NASDAQ Global Select Market under the ticker symbol “DFRG.” Del Frisco’s is a party to the Merger Agreement.

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10. Defendant Ian R. Carter is Chairman of the Board of the Company.

11. Defendant Norman J. Abdallah is Chief Executive Officer and a director of the Company.

12. Defendant Pauline J. Brown is a director of the Company.

13. Defendant David B. Barr is a director of the Company.

14. Defendant William Lamar Jr. is a director of the Company.

15. Defendant Joe Reece is a director of the Company.

16. The defendants identified in paragraphs 10 through 15 are collectively referred to herein as the “Individual Defendants.”

CLASS ACTION ALLEGATIONS

17. Plaintiff brings this action as a class action on behalf of himself and the other public stockholders of Del Frisco’s (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendant.

18. This action is properly maintainable as a class action.

19. The Class is so numerous that joinder of all members is impracticable. As of June 21, 2019, there were approximately 33,486,023 shares of Del Frisco’s common stock outstanding, held by hundreds, if not thousands, of individuals and entities scattered throughout the country.

20. Questions of law and fact are common to the Class, including, among others, whether defendants will irreparably harm plaintiff and the other members of the Class if defendants’ conduct complained of herein continues.

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21. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

22. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications that would establish incompatible standards of conduct for defendants, or adjudications that would, as a practical matter, be dispositive of the interests of individual members of the Class who are not parties to the adjudications or would substantially impair or impede those non-party Class members’ ability to protect their interests.

23. Defendants have acted, or refused to act, on grounds generally applicable to the Class as a whole, and are causing injury to the entire Class. Therefore, final injunctive relief on behalf of the Class is appropriate.

SUBSTANTIVE ALLEGATIONS

Background of the Company and the Proposed Transaction

24. Del Frisco’s is a collection of seventy-eight restaurants across seventeen states and Washington, D.C., including Del Frisco’s Double Eagle Steakhouse, Del Frisco’s Grille, Barcelona Wine Bar, and bartaco.

25. On June 23, 2019, Del Frisco’s Board caused the Company to enter into the Merger Agreement with L Catterton.

26. Pursuant to the terms of the Merger Agreement, Del Frisco’s stockholders will receive $8.00 in cash for each share of Del Frisco’s common stock they own.

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27. According to the press release announcing the Proposed Transaction:

Del Frisco’s Restaurant Group, Inc. (the “Company” or “Del Frisco’s”) (NASDAQ: DFRG) and L Catterton, the largest and most global consumer-focused private equity firm, today announced that they have entered into a definitive agreement under which affiliates of L Catterton (the “Purchaser”) will acquire the Company in an all cash transaction valued at approximately $650 million. Del Frisco’s stockholders will receive $8.00 per share, representing a 22% percent premium to the closing share price on December 19, 2018, the last trading day prior to Company’s announcement of a strategic alternatives process, and a premium of approximately 21% to the 30-day volume weighted average price ended on June 21, 2019.

The agreement was unanimously approved by Del Frisco’s Board of Directors following a thorough review of a full range of strategic alternatives by Del Frisco’s Strategic Alternatives Review Committee (the “Committee”), which was first announced on December 20, 2018. The transaction is expected to be completed by the fourth quarter of 2019, subject to approval by Del Frisco’s stockholders, expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as well as other customary closing conditions. Engaged Capital and certain of its affiliates, collectively holding nearly 10% of the outstanding shares of the Company, have entered into voting agreements committing them to, among other things and subject to its terms, vote in favor of adopting the acquisition agreement. . . .

Piper Jaffray & Co. acted as financial advisor and Kirkland & Ellis LLP acted as legal counsel to Del Frisco’s and its Board of Directors. Credit Suisse served as financial advisor and Gibson Dunn LLP served as legal advisor to L Catterton.

28. The Merger Agreement contains a “no solicitation” provision that prohibits the Individual Defendants from soliciting alternative proposals and severely constrains their ability to communicate and negotiate with potential buyers who wish to submit or have submitted unsolicited alternative proposals. Section 5.3(a) of the Merger Agreement provides:

Subject to the terms of Section 5.3(b), from the date of this Agreement until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company will (x) cease and cause to be terminated any discussions or negotiations with any Person and its Affiliates, directors, officers, employees, consultants, agents, representatives and advisors (collectively, “Representatives”) that would be prohibited by this Section 5.3(a), (y) except as requested by Parent, promptly following the execution of this Agreement deliver written notice to each such Person with whom such discussions or negotiations are ongoing that the Company is ending all such discussions or negotiations with such Person pursuant to this Agreement, which written notice shall also request that such Person promptly return or destroy all confidential information concerning the

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Company and its Subsidiaries and (z) except as requested by Parent, terminate any electronic data room access (or other diligence access) of any such Person. Subject to the terms of Section 5.3(b), from the date of this Agreement until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, except with the prior written consent of or at the request of Parent in connection with a Carveout Transaction, the Company and its Subsidiaries will not, will cause its officers and directors not to, and will not instruct, authorize or knowingly permit any of their other respective Representatives to, directly or indirectly, (i) solicit, initiate, propose or induce the making, submission or announcement of, or knowingly encourage, facilitate or assist, any Inquiry, proposal or offer that constitutes or could reasonably be expected to lead to, an Acquisition Proposal; (ii) furnish to any Person (other than Parent, Merger Sub or any designees of Parent or Merger Sub) any non-public information relating to the Company or any of its Subsidiaries or afford to any Person access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company or any of its Subsidiaries (other than Parent, Merger Sub or any designees of Parent or Merger Sub), in any such case with the intent to induce the making, submission or announcement of, or to knowingly encourage, facilitate or assist, an Acquisition Proposal or any Inquiries or the making of any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal; (iii) participate or engage in discussions or negotiations with any Person with respect to an Acquisition Proposal (or Inquiries, communications, proposals or offers or any other effort or attempt that could reasonably be expected to lead to an Acquisition Proposal), in each case, other than informing such Persons of the provisions contained in this Section 5.3; (iv) approve, endorse recommend or knowingly take any action to make the provision of any “control share acquisition”, “business combination” or other similar anti-takeover Law inapplicable to an Acquisition Proposal; or (v) enter into any letter of intent, agreement in principle, memorandum of understanding, merger agreement, acquisition agreement or other Contract relating to an Acquisition Transaction, other than an Acceptable Confidentiality Agreement (any such letter of intent, agreement in principle, memorandum of understanding, merger agreement, acquisition agreement or other Contract relating to an Acquisition Transaction, an “Alternative Acquisition Agreement”). From the date of this Agreement until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company will be required to enforce, and will not be permitted to waive, terminate or modify, any provision of any standstill agreement unless the Company Board concludes in good faith, after consultation with its outside counsel, that the failure to so waive, terminate or modify or fail to enforce would be inconsistent with the Company Board’s fiduciary duties under applicable Law.

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29. Additionally, the Company must promptly advise L Catterton of any proposals or inquiries received from other parties. Section 5.3(e) of the Merger Agreement states:

From the date of this Agreement until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company will as promptly as reasonably practicable (and, in any event, within 24 hours) notify Parent if any Inquiries, offers or proposals that constitute or could reasonably be expected to lead to an Acquisition Proposal are received by, any non-public information is requested from, or any discussions or negotiations are sought to be initiated or continued with, the Company or any of its Representatives. Such notice must include (i) the identity of the Person or Group making such Inquiries, offers or proposals; (ii) a summary of the material terms and conditions of such Inquiries, offers or proposals; and (iii) copies of any written materials relating thereto provided to the Company or its Representatives. Thereafter, the Company must keep Parent reasonably informed, on a prompt basis of the status and terms of any such Inquiries, offers or proposals (including any amendments thereto) and the status of any such discussions or negotiations. For purposes of this Section 5.3(e), references to “Inquiries” shall be limited to Inquiries that are made known to an executive officer of the Company or director of the Company Board.

30. Moreover, the Merger Agreement contains a “fiduciary out” provision permitting the Board to change its recommendation of the Proposed Transaction under extremely limited circumstances, and grants L Catterton a “matching right” with respect to any “Superior Proposal” made to the Company. Section 5.3(c) of the Merger Agreement provides, in relevant part:

(ii) if the Company has received an unsolicited, written bona fide Acquisition Proposal that the Company Board has determined in good faith (after consultation with its financial advisors and outside legal counsel) constitutes a Superior Proposal, then the Company Board (or a committee thereof) may (A) effect a Company Board Recommendation Change with respect to such Superior Proposal; and/or (B) cause the Company to terminate this Agreement pursuant to Section 8.1(h); and/or (C) cause the Company to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal substantially concurrently with the termination of this Agreement; provided, however, that the Company Board (or a committee thereof) shall not take any action described in the foregoing clauses (A), (B) or (C) unless:

(1) the Company Board (or a committee thereof) determines in good faith (after consultation with its financial advisors and outside legal counsel) that the failure to do so would be inconsistent with its fiduciary duties under applicable Law;

(2) the Company has complied in all material respects with its obligations pursuant to this Section 5.3 with respect to such Superior Proposal; and

(3) the Company has provided prior written notice to Parent five (5) Business Days in advance (the “Notice Period”) to the effect that the Company Board (or a

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committee thereof) (A) has received an Acquisition Proposal that has not been withdrawn; (B) has concluded in good faith that such Acquisition Proposal constitutes a Superior Proposal; and (C) has resolved to effect a Company Board Recommendation Change pursuant to this Section 5.3(d)(ii) and to terminate this Agreement pursuant to Section 8.1(h) absent any revision to the terms and conditions of this Agreement, which notice will identify the Person or Group making such Superior Proposal and include the material terms thereof and copies of all relevant agreements relating to such Superior Proposal; and during the Notice Period, the Company has negotiated with Parent and its Representatives in good faith (to the extent that Parent has requested to do so) to allow Parent to offer such adjustments to the terms and conditions of this Agreement and the Financing Letters in such a manner that would obviate the need to effect a Company Board Recommendation Change; and

(4) following such Notice Period, the Company Board (or a committee thereof) (after consultation with its financial advisors and outside legal counsel and taking into account Parent’s proposed revisions to the terms and conditions of this Agreement and the Financing Letters and any other information provided by Parent) shall have determined that the failure of the Company Board (or a committee thereof) to make such a Company Board Recommendation Change would be inconsistent with its fiduciary duties under applicable Law; provided that each time material modifications to the terms of an Acquisition Proposal determined to be a Superior Proposal are made (it being understood that any improvement to the financial terms of such proposal shall be deemed a material modification), the Company shall notify Parent of such modification and the time period set forth in the preceding clause (3) shall recommence and be extended for three (3) Business Days from the day of such notification.

31. The Merger Agreement also provides for a “termination fee” of $9,595,000 payable by the Company to L Catterton if the Individual Defendants cause the Company to terminate the Merger Agreement.

The Proxy Statement Omits Material Information, Rendering It False and Misleading

32. Defendants filed the Proxy Statement with the SEC in connection with the Proposed Transaction.

33. As set forth below, the Proxy Statement omits material information with respect to the Proposed Transaction, which renders the Proxy Statement false and misleading.

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34. First, the Proxy Statement omits material information regarding the analyses performed by the Company’s financial advisor in connection with the Proposed Transaction, Piper Jaffray & Co. (“Piper”).

35. With respect to Piper’s Selected Public Companies Analysis, the Proxy Statement fails to disclose the individual multiples and metrics for the companies observed by Piper in the analysis.

36. With respect to Piper’s Selected Precedent Transactions Analysis, the Proxy Statement fails to disclose the individual multiples and metrics for the transactions observed by Piper in the analysis.

37. With respect to Piper’s Discounted Cash Flow Analysis, the Proxy Statement fails to disclose: (i) the range of terminal values of the Company; (ii) Piper’s basis for applying a range of EBITDA exit multiples of 7.0x to 9.0x; and (iii) the individual inputs and assumptions underlying the discount rate ranging from 12.0% to 17.0%.

38. With respect to Piper’s Premiums Paid Analysis, the Proxy Statement fails to disclose: (i) the transactions observed by Piper in the analysis; and (ii) the premiums paid in the transactions.

39. When a banker’s endorsement of the fairness of a transaction is touted to shareholders, the valuation methods used to arrive at that opinion as well as the key inputs and range of ultimate values generated by those analyses must also be fairly disclosed.

40. Second, the Proxy Statement omits material information regarding Piper.

41. The Proxy Statement fails to disclose the timing and nature of the past services Piper provided to L Catterton’s affiliates.

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42. Full disclosure of investment banker compensation and all potential conflicts is required due to the central role played by investment banks in the evaluation, exploration, selection, and implementation of strategic alternatives.

43. Third, the Proxy Statement fails to disclose whether Del Frisco’s had communications with any of the interested parties after the Company sent standstill waivers to such parties on June 26, 2019.

44. The Company’s stockholders are entitled to an accurate description of the process leading up to the Proposed Transaction.

45. The omission of the above-referenced material information renders the Proxy Statement false and misleading, including, inter alia, the following sections of the Proxy Statement: (i) Background of the Merger Agreement; Reasons for Recommendation; (ii) Recommendation of the Board of Directors and Reasons for the Merger; and (iii) Opinion of Piper Jaffray & Co.

46. The above-referenced omitted information, if disclosed, would significantly alter the total mix of information available to the Company’s stockholders.

COUNT I

Claim for Violation of Section 14(a) of the 1934 Act and Rule 14a-9 Promulgated

Thereunder Against the Individual Defendants and Del Frisco’s

47. Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

48. The Individual Defendants disseminated the false and misleading Proxy Statement, which contained statements that, in violation of Section 14(a) of the 1934 Act and Rule 14a-9, in light of the circumstances under which they were made, omitted to state material facts necessary to make the statements therein not materially false or misleading. Del Frisco’s is liable as the issuer of these statements.

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49. The Proxy Statement was prepared, reviewed, and/or disseminated by the Individual Defendants. By virtue of their positions within the Company, the Individual Defendants were aware of this information and their duty to disclose this information in the Proxy Statement.

50. The Individual Defendants were at least negligent in filing the Proxy Statement with these materially false and misleading statements.

51. The omissions and false and misleading statements in the Proxy Statement are material in that a reasonable stockholder will consider them important in deciding how to vote on the Proposed Transaction. In addition, a reasonable investor will view a full and accurate disclosure as significantly altering the total mix of information made available in the Proxy Statement and in other information reasonably available to stockholders.

52. The Proxy Statement is an essential link in causing plaintiff and the Company’s stockholders to approve the Proposed Transaction.

53. By reason of the foregoing, defendants violated Section 14(a) of the 1934 Act and Rule 14a-9 promulgated thereunder.

54. Because of the false and misleading statements in the Proxy Statement, plaintiff and the Class are threatened with irreparable harm.

COUNT II

Claim for Violation of Section 20(a) of the 1934 Act

Against the Individual Defendants

55. Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

56. The Individual Defendants acted as controlling persons of Del Frisco’s within the meaning of Section 20(a) of the 1934 Act as alleged herein. By virtue of their positions as officers and/or directors of Del Frisco’s and participation in and/or awareness of the Company’s operations and/or intimate knowledge of the false statements contained in the Proxy Statement, they had the

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power to influence and control and did influence and control, directly or indirectly, the decision making of the Company, including the content and dissemination of the various statements that plaintiff contends are false and misleading.

57. Each of the Individual Defendants was provided with or had unlimited access to copies of the Proxy Statement alleged by plaintiff to be misleading prior to and/or shortly after these statements were issued and had the ability to prevent the issuance of the statements or cause them to be corrected.

58. In particular, each of the Individual Defendants had direct and supervisory involvement in the day-to-day operations of the Company, and, therefore, is presumed to have had the power to control and influence the particular transactions giving rise to the violations as alleged herein, and exercised the same. The Proxy Statement contains the unanimous recommendation of the Individual Defendants to approve the Proposed Transaction. They were thus directly involved in the making of the Proxy Statement.

59. By virtue of the foregoing, the Individual Defendants violated Section 20(a) of the 1934 Act.

60. As set forth above, the Individual Defendants had the ability to exercise control over and did control a person or persons who have each violated Section 14(a) of the 1934 Act and Rule 14a-9, by their acts and omissions as alleged herein. By virtue of their positions as controlling persons, these defendants are liable pursuant to Section 20(a) of the 1934 Act. As a direct and proximate result of defendants’ conduct, plaintiff and the Class are threatened with irreparable harm.

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PRAYER FOR RELIEF

WHEREFORE, plaintiff prays for judgment and relief as follows:

A. Preliminarily and permanently enjoining defendants and all persons acting in concert with them from proceeding with, consummating, or closing the Proposed Transaction;

B. In the event defendants consummate the Proposed Transaction, rescinding it and setting it aside or awarding rescissory damages;

C. Directing the Individual Defendants to disseminate a Proxy Statement that does not contain any untrue statements of material fact and that states all material facts required in it or necessary to make the statements contained therein not misleading;

D. Declaring that defendants violated Sections 14(a) and/or 20(a) of the 1934 Act, as well as Rule 14a-9 promulgated thereunder;

E. Awarding plaintiff the costs of this action, including reasonable allowance for plaintiff’s attorneys’ and experts’ fees; and

F. Granting such other and further relief as this Court may deem just and proper.

JURY DEMAND

Plaintiff hereby requests a trial by jury on all issues so triable.

Dated: July 25, 2019		RIGRODSKY & LONG, P.A.

	By:	/s/ Gina M. Serra
Brian D. Long (#4347)
OF COUNSEL:		Gina M. Serra (#5387) 300 Delaware Avenue, Suite 1220
RM LAW, P.C. Richard A. Maniskas 1055 Westlakes Drive, Suite 300 Berwyn, PA 19312 Telephone: (484) 324-6800 Facsimile: (484) 631-1305 Email: rm@maniskas.com		Wilmington, DE 19801 Telephone: (302) 295-5310 Facsimile: (302) 654-7530 Email: bdl@rl-legal.com Email: gms@rl-legal.com Attorneys for Plaintiff